Rentokil Initial

RECEIVED

2006 AUG 14 P 1:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

FILE NO: 82-34878

06015942

1 August 2006

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Holdings in Company 6.2 Annual Information Update 6.3 Directorate Change 6.4 Director Declaration 6.5 Disposal

PROCESSED
AUG 14 2006
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Director Group Secretariat

Rentokil Initial

Holding(s) in Company

RNS Number:5929F

Rentokil Initial PLC

03 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of

shares held by each of them

JP Morgan, Bournemouth 86,890

Northern Trust, London - 698,700

State Street Bank and Trust Co 514,830

State Street Bank and Trust Co 8,631,900

JP Morgan - Bournemouth 6,228,994

JP Morgan - Bournemouth 5,397,900

Brown Brothers Harriman, Luxemburg - 83,403,856

Northern Trust, London - 336,800

Bank of New York, Europe Ldn - 3,847,400

BNP Paribas Paris 1,772,200

5. Number of shares / amount of stock acquired

19,725,214

6. Percentage of issued class

1.09%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

27th June 2006

11. Date company informed

30st June 2006

12. Total holding following this notification

110,919,470

13. Total percentage holding of issued class following this notification

6.12%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 020 7866 3021

16. Name and signature of authorised company official responsible for making

this notification

Paul Griffiths

Date of notification

2nd July 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.

The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUOANRNURBRAR

Rentokil Initial

Annual Information Update

RNS Number:7108F

Rentokil Initial PLC

05 July 2006

Regulatory Announcement

Rentokil Initial plc Annual Information Update

Released: 05/07/2006

Annual information update

Rentokil Initial plc ('the Company') provides the following annual information update, in accordance with the requirements of Prospectus Rule 5.2. This update refers to information that has been published or made available to the public over the period commencing on 1st April 2005 and ending on 3rd July 2006 by the Company or, prior to 23 June 2005, by the predecessor holding company of the Rentokil Initial group, also called Rentokil Initial plc. To avoid an unnecessarily lengthy document, information is referred to in this update rather than included in full.

The information referred to in this update was up to date at the time the

information was published but some information may now be out of date.

(1) Announcements made via RNS, a Regulatory Information Service

All the documents listed below were published via RNS, a Regulatory Information

Service, on or around the dates indicated.

Date of Brief description of announcement

publication

01/04/2005 Notification of major interests in shares by Capital Group Companies, Inc. (and Affiliates)

15/04/2005 Appointment of Mr Doug Flynn as a director and chief executive

22/04/2005 Notification of major interests in shares by Franklin Resources Inc

26/04/2005 Notification on mailing of 2004 annual report

26/04/2005 Proposed Corporate Reorganisation of Rentokil Initial plc ('Rentokil Initial')

06/05/2005 Notification of major interests in shares by UBS AG

06/05/2005 Notification of major interests in shares by Janus Capital Management LLC

16/05/2005 Notification of major interests in shares by Barclays plc

20/05/2005 Notification of major interests in shares by Franklin Resources, Inc

26/05/2005 Corporate Reorganisation involving the introduction of new holding company: Result of Court

Meetings

26/05/2005 Trading update for the four months to 30th April 2005

06/06/2005 Rentokil Initial appoints new Chief Financial Officer

10/06/2005 Issue of 3,000,000,000 Fixed Rate Notes due 13 April 2007

21/06/2005 New holding company listing of 19,374,968 ordinary shares of 100 pence each

23/06/2005 Reduction of Capital each ordinary share is reduced from GBP1.00 to 1 penny

07/07/2005 Early repayment of Ashtead Unsecured Convertible Loan Note

20/07/2005 Rentokil Initial Appoints Duncan Tatton Brown as Non-Executive Director

20/07/2005 Analysis showing the impact of the adoption fo IFRS

21/07/2005 Corporate Reorganisation of the Rentokil Initial group

21/07/2005 Director declaration of Mr Andrew Macfarlane

21/07/2005 Director declaration of Mr Duncan Tatton-Brown

03/08/2005 Early repayment of Ashtead Unsecured Convertible Loan Note

22/08/2005 Initial response from Rentokil Initial to Raphoe Management Limited announcement

25/08/2005 Statement concerning the approach to the company by Raphoe Management

Limited

25/08/2005 Interim Results for Six Months to 30 June 2005 and Comprhensive Business Review

26/08/2005 Rentokil Initial plc to dispose of Initial Style Conferences

07/09/2005 Further statement concerning Raphoe Management Limited

08/09/2005 Further statement concerning Raphoe Management Limited

08/09/2005 Further statement concerning Raphoe Management Limited

08/09/2005 Further statement concerning Raphoe Management Limited

08/09/2005 Further statement concerning Raphoe Management Limited

09/09/2005 Resignation of Roger Payne, Finance Director

12/09/2005 Further statement concerning Raphoe Management Limited

14/09/2005 Further statement concerning Raphoe Management Limited

23/09/2005 Block listing of 3 million shares under the Rentokil Initial share schemes

29/09/2005 Update on potential disposal of Initial Style Conferences

14/10/2005 Notification of major interests in shares by Fidelity International Limited

14/10/2005 David Liu Appointed Divisional Managing Director, Asia Pacific

17/10/2005 Further statement concerning Raphoe Management Limited

17/10/2005 Further statement concerning Raphoe Management Limited

20/10/2005 Retirement Of Edward Brown the appointment of Andy Hobart as MD Pest Control and Plants

21/10/2005 Further statement concerning Raphoe Management Limited

21/10/2005 Further statement concerning Raphoe Management Limited

25/10/2005 Notification of major interests in shares - Fidelity International Limited

25/10/2005 Rentokil Initial's City Link business plans to cease franchising

01/11/2005 Timing of Trading Update for the nine months to 30 September 2005

01/11/2005 Notification of major interests in shares by Fidelity International Limited

03/11/2005 Rentokil Initial Plc - third quarter trading update

07/11/2005 Notification of major interests in shares by Janus Capital Management LLC

29/11/2005 Contract for sale of Initial Style Conferences announced

06/12/2005 Completion of the sale of Initial Style Conferences Ltd

09/12/2005 Publication of prospectus concerning Euro2 1/2 billion Euro Medium Term Note Programme, dated

9th December,

2005

19/12/2005 Proposals to deal with UK pension scheme deficit

21/12/2005 EMTN Programme: completion of prospectus application process

06/01/2006 Notification of major interests in shares by Britel Fund Trustees Limited

24/01/2006 Acquisition of J.C. Ehrlich Inc announced.

25/01/2006 Announcement of closure of UK loss making linen and garment rental activities

08/02/2006 Confirmation that the company is exploring the possible sale of manned guarding businesses

20/02/2006 change of registered office to Belgrave House, 76 Buckingham Palace Road, London SW1W 9RF

23/02/2006 Preliminary announcement of results for 2005

01/03/2006 Acquisition of J.C. Ehrlich Inc completed.

03/03/2006 Appointment of Barclays Capital and others as bookrunners in connection with a possible

offering under

the MTN programme

07/03/2006 Disposal of the UK manned guarding interests to MITIE Group

08/03/2006 Approval of supplementary prospectus relating to the Euro 2.5 billion MTN programme

10/03/2006 Disposal of manned guarding operations in Canada

10/03/2006 Notification of Major Interests In Shares by Barclays plc

31/03/2006 Issue of GBP 300m bonds under the EMTN programme at 5.75% repayable at par on 31 March 2016

06/04/2006 Notification of interest in shares by the chief executive Doug Flynn

06/04/2006 Notification of interest in shares by the chief executive Doug Flynn

04/05/2006 First Quarter trading update for the 3 months ended 31 March 2006

16/05/2006 Notification of Major Interests in Shares by Barclays plc

17/05/2006 Resignation of Mr Ron Spinney and Mr Paul Mason as non-executive directors. Appointment of

Mr Alan Giles as a non-executive director and a member of the audit and remuneration

committees. Appointment of Mr Peter Long to senior independent non-executive director

and as chairman of the remuneration committee. Mr Long relinquishes his membership of

the audit committee. Mr Duncan Tatton-Brown becomes

a member of the remuneration committee as well as a member of the audit committee.

22/05/2006 Notification of Major Interests in Shares by Franklin Resources Inc

22/05/2006 Notification of Major Interests in Shares by Barclays plc

01/06/2006 Notification of interest in shares held by the chief financial officer Mr Andrew Macfarlane

05/06/2006 Notification of interest in shares held by Franklin Resources Inc

12/06/2006 Sales of US Manned Guarding and completion of exit from Manned Guarding

12/06/2006 Notification of interest in shares held by Barclays Plc

30/06/2006 Acquisition of Pink Healthcare in Australia

03/07/2006 Notification of interest in shares held by Fidelity International Limited

02/09/2005 Information relating to Rule 83 of The City Code on Takeovers and Mergers (dealings

by persons who own or control 1% of the company's shares) concerning Raphoe

Management Limited

01/09/2005 Ditto

31/08/2005 Ditto

30/08/2005 Ditto

26/08/2005 Ditto

25/08/2005 Ditto

24/08/2005 Ditto

24/08/2005 Ditto

23/08/2005 Ditto

26/09/2005 Ditto

16/09/2005 Ditto

14/09/2005 Ditto

13/09/2005 Ditto

12/09/2005 Ditto

06/09/2005 Ditto

02/09/2005 Ditto

01/09/2005 Ditto

31/08/2005 Ditto

25/08/2005 Ditto

24/08/2005 Ditto

05/09/2005 Ditto

06/10/2005 Ditto

30/09/2005 Ditto

29/09/2005 Ditto

09/09/2005 Ditto

08/09/2005 Ditto

07/10/2005 Ditto

06/10/2005 Ditto

05/10/2005 Ditto

04/10/2005 Ditto

03/10/2005 Ditto

27/09/2005 Ditto

26/09/2005 Ditto

23/09/2005 Ditto

22/09/2005 Ditto

19/09/2005 Ditto

24/08/2005 Ditto

06/10/2005 Ditto

05/10/2005 Ditto

04/10/2005 Ditto

30/09/2005 Ditto

29/09/2005 Ditto

29/09/2005 Ditto

29/09/2005 Ditto

28/09/2005 Ditto

27/09/2005 Ditto

26/09/2005 Ditto

23/09/2005 Ditto

22/09/2005 Ditto

21/09/2005 Ditto

15/09/2005 Ditto

12/09/2005 Ditto

08/09/2005 Ditto

07/09/2005 Ditto

05/09/2005 Ditto

31/08/2005 Ditto

31/08/2005 Ditto

30/08/2005 Ditto

30/08/2005 Ditto

26/08/2005 Ditto

23/08/2005 Ditto

23/08/2005 Ditto

12/10/2005 Ditto

28/09/2005 Ditto

12/10/2005 Ditto

21/09/2005 Ditto

14/09/2005 Ditto

20/09/2005 Ditto

15/09/2005 Ditto

01/09/2005 Ditto

31/08/2005 Ditto

06/09/2005 Ditto

31/08/2005 Ditto

14/10/2005 Ditto

13/10/2005 Ditto

12/10/2005 Ditto

07/10/2005 Ditto

07/10/2005 Ditto

06/10/2005 Ditto

05/10/2005 Ditto

05/10/2005 Ditto

04/10/2005 Ditto

04/10/2005 Ditto

04/10/2005 Ditto

03/10/2005 Ditto

03/10/2005 Ditto

30/09/2005 Ditto

30/09/2005 Ditto

29/09/2005 Ditto

29/09/2005 Ditto

28/09/2005 Ditto

28/09/2005 Ditto

23/09/2005 Ditto

23/09/2005 Ditto

22/09/2005 Ditto

21/09/2005 Ditto

21/09/2005 Ditto

20/09/2005 Ditto

20/09/2005 Ditto

20/09/2005 Ditto

19/09/2005 Ditto

19/09/2005 Ditto

19/09/2005 Ditto

16/09/2005 Ditto

16/09/2005 Ditto

16/09/2005 Ditto

15/09/2005 Ditto

15/09/2005 Ditto

15/09/2005 Ditto

14/09/2005 Ditto

14/09/2005 Ditto

14/09/2005 Ditto

14/09/2005 Ditto

13/09/2005 Ditto

13/09/2005 Ditto

13/09/2005 Ditto

13/09/2005 Ditto

12/09/2005 Ditto

12/09/2005 Ditto

09/09/2005 Ditto

09/09/2005 Ditto

08/09/2005 Ditto

07/09/2005 Ditto

06/09/2005 Ditto

02/09/2005 Ditto

02/09/2005 Ditto

01/09/2005 Ditto

31/08/2005 Ditto

31/08/2005 Ditto

30/08/2005 Ditto

30/08/2005 Ditto

30/08/2005 Ditto

23/08/2005 Ditto

08/09/2005 Ditto

13/10/2005 Ditto

12/10/2005 Ditto

11/10/2005 Ditto

10/10/2005 Ditto

07/10/2005 Information relating to Rule 38.5 of The City Code on Takeovers and Mergers (dealings

by exempt principal traders) concerning the approach by Raphoe Management Limited

06/10/2005 Ditto

05/10/2005 Ditto

04/10/2005 Ditto

03/10/2005 Ditto

30/09/2005 Ditto

28/09/2005 Ditto

27/09/2005 Ditto

26/09/2005 Ditto

23/09/2005 Ditto

22/09/2005 Ditto

21/09/2005 Ditto

21/09/2005 Ditto

20/09/2005 Ditto

19/09/2005 Ditto

16/09/2005 Ditto

15/09/2005 Ditto

14/09/2005 Ditto

13/09/2005 Ditto

12/09/2005 Ditto

09/09/2005 Ditto

08/09/2005 Ditto

08/09/2005 Ditto

08/09/2005 Ditto

07/09/2005 Ditto

06/09/2005 Ditto

05/09/2005 Ditto

02/09/2005 Ditto

01/09/2005 Ditto

31/08/2005 Ditto

30/08/2005 Ditto

26/08/2005 Ditto

24/08/2005 Ditto

23/08/2005 Ditto

13/10/2005 Ditto

12/10/2005 Ditto

07/10/2005 Ditto

07/10/2005 Ditto

05/10/2005 Ditto

04/10/2005 Ditto

03/10/2005 Ditto

19/09/2005 Ditto

09/09/2005 Ditto

02/09/2005 Ditto

10/10/2005 Ditto

04/10/2005 Ditto

03/10/2005 Ditto

30/09/2005 Ditto

28/09/2005 Ditto

23/09/2005 Ditto

14/09/2005 Ditto

09/09/2005 Ditto

08/09/2005 Ditto

02/09/2005 Ditto

01/09/2005 Ditto

31/08/2005 Ditto

30/08/2005 Ditto

24/08/2005 Ditto

23/08/2005 Ditto

20/09/2005 Ditto

19/09/2005 Ditto

15/09/2005 Ditto

21/09/2005 Ditto

21/09/2005 Ditto

05/09/2005 Ditto

23/09/2005 Ditto

22/09/2005 Ditto

15/09/2005 Ditto

06/09/2005 Ditto

27/09/2005 Ditto

19/09/2005 Ditto

16/09/2005 Ditto

12/09/2005 Ditto

09/09/2005 Information relating to Rule 2.10 of the City Code on Takeovers and Mergers

(changes in

the share capital of the company) concerning Raphoe Management Limited

23/08/2005 Ditto

23/08/2005 Ditto

Copies of the above announcements can be downloaded from the Company's website, www.rentokil-initial.com. Copies of documents referred to as having been filed with the UKLA's Document Viewing Facility can be obtained from the Company Secretary at the Company's Registered Office, Belgrave House 76 Buckingham Palace Road, London, SW1W 9RF.

(2) Documents filed at Companies House

All the documents listed below were filed with Companies House in Cardiff on or around the dates indicated.

Date of Brief description of document(s) filed

publication

22/04/2005 Doug Flynn appointed Director

25/04/2005 Return of allotments for issue of 10,000 1p shares on 01/04/2005 following exercise of options under

the company's share option schemes

25/04/2005 Return of allotments for issue of 15,000 1p shares on 07/04/2005 following exercise of options under

the company's share option schemes

25/04/2005 Return of allotments for issue of 1,000 1p shares on 06/04/2005 following exercise of options under

the company's share option schemes

29/04/2005 Return of allotments for issue of 5,985 1p shares on 14/04/2005 following exercise of options under

the company's share option schemes

29/04/2005 Return of allotments for issue of 3,650 1p shares on 11/04/2005 following exercise of options under

the company's share option schemes

29/04/2005 Return of allotments for issue of 9,000 1p shares on 12/04/2005 following exercise of options under

the company's share option schemes

29/04/2005 Return of allotments for issue of 10,350 1p shares on 11/04/2005 following exercise of options under

the company's share option schemes

29/04/2005 Return of allotments for issue of 9,000 1p shares on 15/04/2005 following

exercise of options under

the company's share option schemes

29/04/2005 Return fo allotments for issue of 23,572 1p shares on 18/04/2005 following exercise of options under

the company's share option schemes

29/04/2005 Return of allotments for issue of 7,000 1p shares on 18/04/2005 following exercise of options under

the company's share option schemes

29/04/2005 Return of allotments for issue of 34,315 1p shares on 14/04/2005 following exercise of options under

the company's share option schemes

10/05/2005 Return of allotments for issue of 13,333 1p shares on 19/04/2005 following exercise of options under

the company's share option schemes

10/06/2005 Special Resolution dated 26/05/2005 regarding the Scheme of Arrangement, alter Articles of

Association and Authority to make market purchases up to 79,095,811 1p shares

21/06/2005 Order of Court and Minutes dated 20/06/2005 regarding reduction in issued share capital

21/06/2005 Certificate dated 21/06/05 concerning reduction of issued capital.

21/06/2005 Certificate dated 21/06/05 concerning change of name from Rentokil Initial plc to Rentokil Initial

1927 plc

23/06/2005 Order of Court and Minutes dated 22/06/2005 regarding reduction in issued share capital

23/06/2005 Certificate on reduction of capital dated 23/06/2005

05/07/2005 Change of address of Ronald Spinney on 18/05/2006

18/07/2005 Resolutions dated 13/04/2005 - appointment of directors, appointment of auditors, disapplication of

pre-emption rights, authority to allot shares, reduce issued capital, alter articles

21/07/2005 Up to date Memorandum and Articles of Association

28/07/2005 Redemption of redeemable preference shares on 23/06/2005

19/08/2005 Andrew Macfarlane appointed Director on 08/08/2005

31/08/2005 Initial accounts made up to 30/06/2005

23/09/2005 Return of allotments regarding issue of 1,810,429,098 shares on 21/06/2005 to shareholders of former

holding company

27/09/2005 Return of allotments regarding issue of 700,000 1p shares on 08/09/2005 following exercise of

options under the company's share option schemes

27/09/2005 Return of allotments regarding issue of 622,788 1p shares on 09/09/2005 following exercise of

options under the company's share option schemes

07/10/2005 Return of allotments regarding issue of 747,843 1p shares on 16/09/2005 following exercise of

options under the company's share option schemes

07/10/2005 Return of allotments regarding issue of 750,000 1p shares on 15/09/2005 following exercise of

options under the company's share option schemes

07/10/2005 Return of allotments regarding issue of 42,763 1p shares on 09/09/2005 following exercise of options

under the company's share option schemes

12/10/2005 Return of allotments regarding issue of 200,000 1p shares on 26/09/2005 following exercise of

options under the company's share option schemes

07/11/2005 Roger Payne resignation as Director on 09/09/2005

17/11/2005 Duncan Tatton Brown appointed Director on 14/07/2005

22/12/2005 Return of allotments regarding issue of 347,201 1p shares on 05/12/2005 following exercises of

options under the company's share option schemes

19/01/2006 Edward Brown resignation as Director on 05/01/2006

24/01/2006 Return of allotments regarding issue of 17,550 1p shares following exercise of options under the

company's share option schemes

15/02/2006 Registered office changed to Belgrave House, 76 Buckingham Palace Road, London SW1W 9RF on 15/02/

2006

16/05/2006 Annual Return made up to 15/03/2006

26/05/2006 Paul Mason resignation as Director on 18/05/2006

26/05/2006 Ronald Spinney resignation as Director on 18/05/2006

30/05/2006 Alan Giles appointed Director on 18/05/2006

01/06/2006 Group Accounts for the period ended 31/12/2005

Copies of documents filed at Companies House can be obtained from Companies

House or from the Company Secretary at the Company's Registered Office, Belgrave

House, 76 Buckingham Palace Road, London, SW1W 9RF.

CONTACTS:

P Griffiths

Tel: 020 7866 3021

Email: paul.griffiths@rentokil-initial.com

END

AIUFELFBQDBXBBL

Rentokil Initial

Directorate Change

RNS Number:9822F

Rentokil Initial PLC

11 July 2006

10 July 2006

RENTOKIL INITIAL plc APPOINTS NEW NON-EXECUTIVE DIRECTOR

Mr. Peter Bamford has today joined the board of Rentokil Initial plc as a non-executive director.

Until recently, Mr. Bamford was an Executive Director of Vodafone Group plc where he served on the Board from 1998 to 2006 in a number of divisional CEO roles and most recently as Chief Marketing Officer.

Brian McGowan, chairman of Rentokil Initial, said: 'I am delighted to welcome Peter Bamford to the board. We look forward to benefiting from Peter's experience, particularly in the international arena.'

Ends

For further information:

Robert Ward-Jones, Company Secretary Rentokil Initial plc

Lisa Williams, IR Manager Tel: 020 78663000

Notes to editors:

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 80,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, electronic security, parcels delivery and facilities services.

This information is provided by RNS

The company news service from the London Stock Exchange

END

BOAGUUCPMUPQGRU

Rentokil Initial

Director Declaration

RNS Number:2406G

Rentokil Initial PLC

14 July 2006

RWJ/DH 14th July 2006

The Companies Announcements Office

London Stock Exchange

London EC2N 1HP

Dear Sirs,

Rentokil Initial plc - AVS No 027473

Appointment of Mr Peter Bamford as a director

In accordance with LR 9.6.13, I now provide the following information on Mr Bamford.

(a) Details of any directorships of publicly quoted companies (whether British or otherwise) held in the last five years, indicating whether or not they are still held:

Vodafone Group Public Limited Company

(b) Any unspent convictions in relation to indictable offences:

None

(c) Details of any bankruptcies or individual voluntary arrangements entered by Mr Bamford:

None

(d) Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements for any composition or arrangement with creditors or any class of its creditors of any company where Mr Bamford was a director and with an executive function at the time of or within the twelve months preceding such events:

None

(e) Details of any compulsory liquidations, administrations or partnerships voluntary arrangements of any partnerships where Mr Bamford was a partner at the time of or within twelve months preceding such events:

None

(f) Details of receiverships of any of Mr Bamford's assets or of a

partnership of which Mr Bamford was a partner at the time of or within the twelve months preceding such event:

None

(g) Details of any public criticisms of Mr Bamford by a statutory or regulatory authority (including a recognised professional body) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

None

I trust that the above information is sufficient for your purposes.

Yours faithfully,

R WARD-JONES

Secretary

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDNRIMITMMJBBTF

Rentokil Initial

Disposal

Rentokil Initial PLC
21 July 2006

Rentokil Initial PLC
21 July 2006

COMPLETION OF DISPOSAL - US MANNED GUARDING BUSINESS

Rentokil Initial plc confirms that the regulatory conditions relating to the disposal of its US manned guarding business announced on 12 June 2006 have now been met and the sale was completed on 20 July 2006.

Ends

Notes to Editors

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 80,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, electronic security, parcels delivery and facilities services.